Exhibit 99.1

FIRST QUARTER 2020

EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS FIRST QUARTER 2020 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q1 2020 Report to Shareholders and Supplementary Financial Information are available at: http://www.rbc.com/investorrelations.

Net Income $3.5 Billion Record earnings	Diluted EPS[1] $2.40 Strong 12% growth YoY	ROE[2] 17.6% Balanced capital deployment	CET1 Ratio 12.0% Robust capital levels

TORONTO, February 21, 2020 – Royal Bank of Canada (RY on TSX and NYSE) today reported net income of $3,509 million for the quarter ended January 31, 2020, up $337 million or 11% from the prior year, with strong diluted EPS growth of 12%. Results were driven by record earnings in Capital Markets, as well as by strong earnings growth in Personal & Commercial Banking reflecting continued robust volume growth in our Canadian Banking franchise. Solid earnings growth in Wealth Management and Insurance also contributed to the increase. These factors were partially offset by lower results in Investor & Treasury Services.

Compared to last quarter, net income was up $303 million with higher results in Capital Markets, Investor & Treasury Services, Personal & Commercial Banking, and Corporate Support. These factors were partially offset by lower earnings in Wealth Management and Insurance. Q4 2019 results included a gain on the sale of the private debt business of BlueBay ($134 million after-tax) in Wealth Management, which was largely offset by higher severance and related costs ($83 million after-tax) associated with the repositioning of our Investor & Treasury Services business, as well as by an unfavourable accounting adjustment ($41 million after-tax) in Corporate Support.

Results this quarter also reflect lower provisions for credit losses (PCL), with a total PCL on loans ratio of 26 basis points (bps). PCL on impaired loans ratio of 21 bps improved 6 bps from last quarter, due to lower provisions on impaired loans in Personal & Commercial Banking and Wealth Management. Our capital position remained robust, with a Common Equity Tier 1 (CET1) ratio of 12.0%. In addition, today we announced an increase to our quarterly dividend of $0.03 or 3% to $1.08 per share.

“We had a strong start to the year with earnings growth of 11% year-over-year. These results reflect the underlying strength of our diversified business mix, our focused strategy, and our colleagues’ unwavering commitment to creating more value for clients as we position the bank for the future. In addition to delivering record earnings this quarter, we are pleased to increase our quarterly dividend by three per cent. Against the uncertain macroeconomic backdrop, we remain focused on prudently managing our risks, leveraging our scale and competitive position, and balancing our investments in technology and talent for long-term, sustainable growth.”

– Dave McKay, RBC President and Chief Executive Officer

Q1 2020 Compared to Q1 2019	• Net income of $3,509 million • Diluted EPS[1] of $2.40 • ROE[2] of 17.6% • CET1 ratio of 12.0%	h 11% h 12% h 90 bps h 60 bps

Q1 2020 Compared to Q4 2019	• Net income of $3,509 million • Diluted EPS[1] of $2.40 • ROE[2] of 17.6% • CET1 ratio of 12.0%	h 9% h 10% h 140 bps i 10 bps

Personal & Commercial Banking

Net income of $1,686 million increased $115 million or 7% from last year, mainly due to average loan growth of 7%, reflecting strong growth in residential mortgages, and strong average deposit growth of 9% in Canadian Banking. Higher mutual fund distribution fees, reflecting higher balances driven by strong market appreciation and net sales, also contributed to the increase. These factors were partially offset by lower spreads, mainly due to the impact of competitive pricing pressures and changes in product mix. Net income was also impacted by an increase in technology and related costs, including digital initiatives for both our personal and business banking

[1]	Earnings per share (EPS).
[2]

Return on Equity (ROE). This measure does not have a standardized meaning under GAAP. For further information, refer to the Key Performance and non-GAAP measures section on page 3 of this Earnings Release.

clients, as well as higher staff-related costs. The prior year also included a write-down of deferred tax assets resulting from a change in the corporate tax rate in Barbados.

Compared to last quarter, net income increased $68 million or 4%, mainly due to lower PCL and higher card service revenue.

Wealth Management

Net income of $623 million increased $26 million or 4% from a year ago, primarily due to an increase in average fee-based client assets reflecting market appreciation, largely due to strong North American equity markets, and net sales as our clients continued to trust us with more of their business. Higher transaction volumes also contributed to the increase. These factors were partially offset by higher variable compensation commensurate with revenue growth, as well as higher technology and staff-related costs. The prior year was also impacted by a favourable accounting adjustment of $28 million related to Canadian Wealth Management.

Compared to last quarter, net income decreased $106 million or 15%, mainly due to the gain on sale of the private debt business of BlueBay ($134 million after-tax) in the prior quarter.

Insurance

Net income of $181 million increased $15 million or 9% from a year ago, mainly due to new longevity reinsurance contracts, partially offset by the lower impact from reinsurance contract renegotiations.

Compared to last quarter, net income decreased $101 million or 36%, primarily due to the impact of lower favourable investment-related experience, new longevity reinsurance contracts and reinsurance contract renegotiations.

Investor & Treasury Services

Net income of $143 million decreased $18 million or 11% from a year ago, primarily due to lower client deposit margins and lower revenue from our asset services business.

Compared to last quarter, net income increased $98 million, primarily due to severance and related costs associated with the repositioning of the business in the prior quarter.

Capital Markets

Net income of $882 million increased $229 million or 35% from a year ago, primarily due to higher fixed income trading revenue across all regions, with particular strength in corporate bond and interest rate trading. Higher M&A activity, primarily in North America, and higher debt origination, largely in the U.S., also contributed to the increase. In addition, PCL was lower as the prior year was impacted by a provision on impaired loans in one utilities account. These factors were partially offset by higher compensation on improved results and a higher effective tax rate, largely reflecting changes in earnings mix.

Compared to last quarter, net income increased $298 million or 51%, primarily due to higher revenue in Global Markets and Corporate and Investment Banking. These factors were partially offset by higher compensation on improved results and a higher effective tax rate, largely reflecting changes in earnings mix.

Capital and Credit Quality

Capital – As at January 31, 2020, Basel III CET1 ratio was 12.0%, down 10 bps from last quarter, mainly reflecting higher risk-weighted assets, share repurchases, the impact of lower discount rates in determining our pension and other post-employment benefit obligations, and the net impact of regulatory and model updates, partially offset by internal capital generation. We distributed $2.2 billion, or over 60%, of our quarterly earnings to our shareholders through dividends and buybacks.

Credit Quality – Total PCL was $419 million. PCL on loans of $421 million decreased $95 million or 18% from the prior year, primarily due to lower provisions in Capital Markets and Wealth Management. The total PCL on loans ratio of 26 bps improved 8 bps from the prior year. The PCL on impaired loans ratio was 21 bps.

PCL on loans decreased $84 million or 17% from the prior quarter, and the total PCL on loans ratio improved 6 bps from last quarter. The PCL on impaired loans ratio improved 6 bps, due to lower provisions on impaired loans in Personal & Commercial Banking, mainly in our Canadian Banking commercial portfolios, and Wealth Management.

Digitally Enabled Relationship Bank

90-day Active Mobile users increased 15% from a year ago to 4.6 million, resulting in a 22% increase in mobile sessions. Digital adoption increased to 52.5%.

Key Performance and Non-GAAP Measures

We measure and evaluate the performance of our consolidated operations and each business segment using a number of financial metrics, such as net income and ROE. ROE does not have a standardized meaning under GAAP. We use ROE as a measure of return on total capital invested in our business.

Additional information about ROE and other Key Performance and non-GAAP measures can be found under the Key Performance and non-GAAP measures section of our Q1 2020 Report to Shareholders.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this Earnings Release, in other filings with Canadian regulators or the SEC, in other reports to shareholders, and in other communications. Forward-looking statements in this document include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, the Economic, market, and regulatory review and outlook for Canadian, U.S., European and global economies, the regulatory environment in which we operate, and the risk environment including our liquidity and funding risk, and includes our President and Chief Executive Officer’s statements. The forward-looking information contained in this Earnings Release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, as well as our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, operational, regulatory compliance, strategic, reputation, legal and regulatory environment, competitive and systemic risks and other risks discussed in the risk sections of our 2019 Annual Report and the Risk management section of our Q1 2020 Report to Shareholders; including information technology and cyber risk, privacy, data and third party related risks, geopolitical uncertainty, Canadian housing and household indebtedness, regulatory changes, digital disruption and innovation, climate change, the business and economic conditions in the geographic regions in which we operate, the effects of changes in government fiscal, monetary and other policies, tax risk and transparency, and environmental and social risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward-looking statements contained in this Earnings Release are set out in the Economic, market and regulatory review and outlook section and for each business segment under the Strategic priorities and Outlook headings in our 2019 Annual Report, as updated by the Economic, market and regulatory review and outlook section of our Q1 2020 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the risk sections of our 2019 Annual Report and the Risk management section of our Q1 2020 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this Earnings Release. All references in this Earnings Release to websites are inactive textual references and are for your information only

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly Earnings Release, quarterly results slides, supplementary financial information and our Q1 2020 Report to Shareholders at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for February 21, 2020 at 8:00 a.m. (EST) and will feature a presentation about our first quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (416-340-2217, 866-696-5910, passcode 7752881#). Please call between 7:50 a.m. and 7:55 a.m. (EST).

Management’s comments on results will be posted on our website shortly following the call. A recording will be available by 5:00 p.m. (EST) from February 21, 2020 until May 26, 2020 at rbc.com/investorrelations/quarterly-financial-statements.html or by telephone (905-694-9451 or 800-408-3053, passcode 5219292#).

Media Relations Contact

Gillian McArdle, Senior Director, Communications, Group Risk Management and Finance, gillian.mcardle@rbccm.com, 416-842-4231

Investor Relations Contacts

Nadine Ahn, SVP Wholesale Finance and Investor Relations, nadine.ahn@rbccm.com, 416-974-3355

Asim Imran, Senior Director, Investor Relations, asim.imran@rbc.com, 416-955-7804

Marco Giurleo, Senior Director, Investor Relations, marco.giurleo@rbc.com, 416-955-2546

ABOUT RBC

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 85,000+ employees who bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 34 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.

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